United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

GOLD ROYALTY CORP.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

38071H106
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	38071H106

1.	Names of Reporting Persons
Eric Sprott
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization
Canada

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power
1,148,438[1]
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
1,148,438[1]
	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,148,438[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11.	Percent of Class Represented by amount in Row (9)
0.85%[2]
12.	Type of Reporting Person (See Instructions)
IN

[1]	Includes 1,148,437 Common Shares, no par value (the “Common Shares”), represented by share purchase warrants (the “Warrants”) held by 2176423 Ontario Ltd. (“2176423 Ontario”). Eric Sprott controls 2176423 Ontario and has the power to direct the voting and disposition of Common Shares held by the entity through his ownership interests in 2176423 Ontario.
[2]	The percentage set forth in Row 11 of this Cover Page is calculated based on 133,927,501 Common Shares outstanding as of December 23, 2021, as set forth in Item 5 of the Issuer’s Form 20-F filed on December 23, 2021 (the “Form 20-F”), and the exercise of the Warrants.

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CUSIP No.	38071H106

1.	Names of Reporting Persons
2176423 Ontario Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization
Canada

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power
1,148,438[3]
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
1,148,438[3]
	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,148,438[3]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11.	Percent of Class Represented by amount in Row (9)
0.85%[4]
12.	Type of Reporting Person (See Instructions)
FI

[3]	All of the Common Shares beneficially owned by the Reporting Person are represented by the Warrants.
4	The percentage set forth in Row 11 of this Cover Page is calculated based on 133,927,501 Common Shares outstanding as of December 23, 2021, as set forth in the Form 20-F, and the exercise of the Warrants.

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Item 1

1(a)	Name of Issuer:

Gold Royalty Corp.

1(b)	Address of Issuer’s Principal Executive Offices:

1030 West Georgia Street, Suite 1830, Vancouver, BC V6E 2Y3

Item 2

2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by Eric Sprott and 2176423 Ontario Ltd. (“2176423 Ontario”), each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”.

2(b)	Address of Principal Business Office or, if none, Residence:

200 Bay Street, Suite 2600

Royal Bank Plaza, South Tower

Toronto, Ontario M5J 2J1

2(c)	Citizenship:

Mr. Sprott is a Canadian citizen. 2176423 Ontario Ltd. exists under the Business Corporations Act (Ontario).

2(d)	Title of Class of Securities

Common shares, no par value

2(e)	CUSIP Number

38071H106

Item 3

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a.	☐	Broker or Dealer registered under Section 15 of the Act.

b.	☐	Bank as defined in Section 3(a)(6) of the Act.

c.	☐	Insurance company as defined in Section 3(a)(19) of the Act.

d.	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

e.	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f.	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g.	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h.	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i.	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.	☐	A non-U.S. institution that is the functional equivalent of any of the institutions listed in Rule 13d-1(b)(1)(ii)(A) through (I), so long as the non-U.S. institution is subject to a regulatory scheme that is substantially comparable to the regulatory scheme applicable to the equivalent U.S. institution; and

k.	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

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Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,148,438

(b)	Percent of class: 0.85%[5]

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,148,438

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,148,438

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Eric Sprott controls 2176423 Ontario and has the power to direct the voting and disposition of Common Shares held by 2176423 Ontario through his ownership interests in 2176423 Ontario.

Item 8.	Identification and Classification of Members of the Group

Eric Sprott controls 2176423 Ontario and has the power to direct the voting and disposition of Common Shares held by 2176423 Ontario through his ownership interests in 2176423 Ontario.

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[5]	The percentage set forth in Item 4(b) is calculated based on 133,927,501 Common Shares outstanding as of December 23, 2021, as set forth in the Form 20-F, and the exercise of the Warrants.

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SIGNATURES

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022	2176423 Ontario Ltd.

	By:	/s/ Eric Sprott
	Name:	Eric Sprott
	Title:	President

	By:	/s/ Eric Sprott
	Name:	Eric Sprott

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JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to the securities of Gold Royalty Corp., a company incorporated under the laws of Canada, and further agree to the filing, furnishing, and/or incorporation by reference of this Joint Filing Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Joint Filing Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: February 11, 2022

2176423 Ontario Ltd.

By:	/s/ Eric Sprott
Name:	Eric Sprott
Title:	President

By:	/s/ Eric Sprott
Name:	Eric Sprott

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